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FOR IMMEDIATE RELEASE

Sylvan Contact:
Lee McGee
Chief Financial Officer
410-843-8704
Linda Palarino
410-843-8094


                 SYLVAN LEARNING SYSTEMS, INC. ANNOUNCES FINAL
                          RESULTS OF SELF-TENDER OFFER

     BALTIMORE, May 9, 2000 - Sylvan Learning Systems, Inc. (NASDAQ: SLVN) today announced the final results of its self tender offer, which expired on May 1, 2000. Consistent with the preliminary results announced May 2, 2000, Sylvan will purchase 8,432,308 shares of its common stock at 15.25 per share. The final results represent proration at approximately 83.04% of those shares tendered at or below the final purchase price. The 8,432,308 shares being purchased represent approximately 16.74% of the company's 50.36 million shares outstanding on May 1, 2000. The aggregate purchase price being paid will be approximately $128.6 million.

     Douglas L. Becker, Chief Executive Officer, stated "We are very pleased to be able to have presented all shareholders with the opportunity for greater liquidity while offering the continuing shareholders a greater share in the Company's future. We feel our new strategy and organizational structure is on track and the future of the Company is very promising."

     The Dealer Manager for the tender offer was Goldman, Sachs & Co. and the information agent was D.F. King & Co., Inc.

About Sylvan Learning Systems

Sylvan Learning Systems, Inc. (www.sylvan.net) is the leading provider of
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educational services to families, schools and industry.  The Sylvan Learning
Centers and Education Solutions provide personalized instruction services to K-12 students through direct consumer relationships and under contract to school systems. Sylvan provides courses to adult students throughout the world in the areas of English language, teacher training and accredited university offerings through the Wall Street Institute / ASPECT, Canter and Sylvan International Universities subsidiaries. Sylvan Ventures, Sylvan's new e-learning investment vehicle, focuses on bringing emerging Internet technology solutions to the education and training marketplace. Through its affiliate, Caliber Learning Network, Inc. (NASDAQ: CLBR), Sylvan also has the ability to distribute world-class adult professional education and training programs.